

Mailstop 3233

September 16, 2015

<u>Via E-Mail</u>
Robert F. Barton
EVP and Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re: American Assets Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014**
> **Filed July 31, 2015**
> **File No. 1-35030**

Dear Mr. Barton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
    Commodities